December 19, 2006

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549-0405

Re:	United Stationers Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 6, 2006
File No. 000-10653

Dear Ms. Collins:

On behalf of United Stationers Inc. (together with its consolidated subsidiaries, the “Company” or “We”), I am submitting the following responses to comments in your letter dated November 20, 2006, to Richard W. Gochnauer.  For reference purposes, we have included your comments, along with the Company’s corresponding response.

Form 10-K for the Year Ended December 31, 2005

Note 2. Summary of Significant Accounting Policies

Supplier Allowances and Cumulative Effect of Change in Accounting Principle, page 47

1.                                       Please refer to comment 1 in our letter dated October 3, 2006.  We note in your response that your suppliers provide compensation for participating in your catalog publication at a fixed price per page as noted on page two of the 2005 agreement provided.  Clarify why you view these funds as a reduction in the purchase price of inventory as opposed to a reduction to cost of goods sold to be recognized over the life of the publication.  In this regard, it is still unclear why you believe these funds do not represent a reimbursement of a specific, incremental, identifiable cost incurred in selling the supplier’s products when the supplier is charged based on a fixed price per page and the catalogs are clearly a conduit for selling the suppliers products.  Please advise.

The Company believes that the cash consideration received from its suppliers is not sufficiently separable from the Company’s purchase of inventory from its suppliers.  We negotiate comprehensive annual agreements with our suppliers that stipulate the fixed price per page (prior to 2006) as well as variable allowance rates based on volume and mix of product purchases from our suppliers.  Also, we believe that our suppliers view the agreement as a single action as they have profitability targets that contemplate the product prices charged to us including both fixed and variable rebates.  As a result, the cash received from our suppliers is not separable between a lower product cost (inventory invoice price) and allowances.

The cash consideration received from our suppliers is not a reimbursement of a specific, incremental, identifiable cost incurred in selling the supplier’s products.  We do not incur incremental production costs related to the catalog based on the amount of cash consideration received by suppliers.  The Company incurs the same cost to produce the catalog irrespective of the amount of cash received from suppliers.  The primary purpose of the catalog is to drive sales of the Company’s products, not to sell advertising to its suppliers.  In addition, this is supported by the recent change to our supplier program that replaced the fixed component of the program with a variable component based on product purchase volume.

THE COMPANY IS REQUESTING CONFIDENTIAL TREATMENT FOR THE ITEMS DENOTED BY * IN THE FOLLOWING PARAGRAPH IN ACCORDANCE WITH RULE 83.

The annual cash consideration for fixed allowances received from our suppliers is approximately $** million.  As shown in the table below, the production cost of the catalog is approximately $** million, **.  This is another indicator that these allowances are not a reimbursement of our production costs.

2.                                       We note your response to our prior comment no. 2 where you indicate that income related to the fixed 2006 General Line Catalog allowance is being recognized from September 2005 through August 2006 while the Company also began recognizing revenue from its new product content syndication program beginning January 2006.  Your response here and your response to comment 9 in our letter dated August 9, 2006 appears to imply that the fixed allowances are recognized over the term of the publication while your disclosures in Note 2 indicate that such funds are taken into income through lower cost of goods sold as inventory is sold.  Please explain.  If the former is the case, then tell us how your accounting differs from how the Company accounted for these incentives prior to January 1, 2003.

To clarify our response to comment 9 in your letter dated August 9, 2006, we recorded the fixed allowances via lower cost of goods sold as inventory is sold during the life of the publication.

Prior to the adoption of EITF 02-16, the Company recorded fixed allowances as a reduction to cost of goods sold on a straight-line basis over the life of the catalog.  EITF 02-16 clarified that “cash consideration received from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of the cost of sales when recognized in the customer’s income statement.” EITF 02-16 goes on to say

“that presumption is overcome when the consideration is either (a) a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue (or other income, as appropriate) when recognized in the customer’s income statement, or (b) a reimbursement of costs incurred by the customer to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of that when recognized in the customer’s income statement.”  In our fact pattern, the payment is not for assets or services delivered to the vendor, and as noted in our response to comment 1 above, the payments are not a reimbursement of costs incurred to sell the vendors products.

3.                                       We note that the selling price of the catalogs is included in sales and the production costs are included in cost of good sold.  Tell us the amount of revenues and cost of revenues included in your financial statements from the sales of these catalogs for each of the periods presented.  Also, explain when revenues and costs of revenues are recognized from the sales of your catalogs.

General Line catalog sales and cost of goods sold recognized in each of the periods presented in the Company’s Form 10-K for the year ended December 31, 2005 are as follows, in thousands:

THE COMPANY IS REQUESTING CONFIDENTIAL TREATMENT FOR THE ITEMS DENOTED BY * IN THE FOLLOWING TABLE IN ACCORDANCE WITH RULE 83.

	2005	2004	2003
* * *	$ *	$ *	$ *
* * *	*	*	*
* * *	*	*	*

Revenue and cost of sales from the sale of catalogs to our customers is recorded on a straight-line basis over the stated life of the catalog, except that cost of goods sold may be charged sooner based on a net realizable value estimate.  This is consistent with the Company’s business model to make the products in the catalog available to customers throughout the catalog’s life.  As the above table indicates, the aggregate cost of the catalog exceeds the revenue/cash received from the Company’s customers.  As a result, the Company performs a quarterly evaluation of the net realizable value of the costs incurred to produce its catalog.  These costs are initially recorded as a current asset.  If the asset value exceeds the amount of estimated future revenue from the sale of the catalog, the asset is either written-down or written-off by a charge to cost of goods.  This includes a charge for catalogs that remain unsold.  Thus, the revenue and costs for catalogs sold at a loss are equal at the time of sale and those amounts are recognized on a straight-line basis over the life of the catalog.

Note 5. Segments, page 55

4.                                       Please refer to comment 5 and 6 in our letter dated October 3, 2006.  We note in your response that while the Supply and Lagasse segment pricing margins are not materially different, the trends of these two segments since 2003 appear to be significantly different as the Supply segment pricing margin has been relatively constant whereas the Lagasse segment pricing margin has been steadily declining each year.  Additionally, we also note from your response that the Lagasse segment sells products from two of the four primary product categories noted in your disclosure on page 55 and that this segment does not sell technology products which generates a significant amount of your revenue for each year presented.  Based on these factors, it does not appear that the Supply and Lagasse segments have similar economic characteristics or provide similar products.  Revise your financial statements to present these segments separately and provide the disclosures under paragraphs 25 through 27 of SFAS 131 or tell us why you continue to believe that these two segments meet the aggregation criteria noted in paragraph 17 of SFAS 131.  In this regard, provide us with more information to support your conclusion that these two segments qualify for aggregation.  For example, provide us gross margin percentages by segment, gross margin by product category and growth in revenues by segment for each year presented as well as other economic factors that are relevant.  Please advise.

THE COMPANY IS REQUESTING CONFIDENTIAL TREATMENT FOR ITS RESPONSE TO COMMENT #4 IN ACCORDANCE WITH RULE 83.

* * * * *

In connection with the Company’s response to the comments of the Commission, the Company hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the SEC

If you need further information, or if you wish to discuss these topics in further detail, please feel free to contact me at your convenience by telephone at (847) 627-2321 or by fax at (847) 627-7321.

Thank you,

/s/           Kathleen S. Dvorak

Kathleen S. Dvorak
Senior Vice President and Chief Financial Officer